Mail Stop 4561
      December 21, 2005

Mr. Patrick Matthews
Chief Executive Officer
Primary Business Systems Inc.
433 Kitty Hawk Drive #226
Universal City, TX 73148

	Re:	Primary Business Systems Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Quarterly Period Ended March 31, 2005 Form 10-QSB for Quarterly Period Ended June 30, 2005 File No. 0-25523

Dear Mr. Matthews:

      We have reviewed your response letter dated October 24, 2005 and have the following additional comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 4 - Goodwill, page F-13

1. We note your response to our previous comment two. Please tell us why management accounted for this transaction as a business combination considering at the time of the transaction ShareCom, Inc.
had no assets. Please refer to SFAS 141 in your response. We continue to question why the nature of these transactions is more akin to a business combination rather than a recapitalization.



Exhibit 32

2. We note your response to our previous comments three and four and request that you file your amended Form 10-KSB in its entirety.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

Exhibit 32.1

3. Similar to our comment above, please file an amended 10-QSB in its entirety.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
Accounting Branch Chief






Mr. Patrick Matthews
Primary Business Systems Inc.
December 21, 2005
Page 1